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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No.   3  )*
                                          ------


                          Corvas International, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  221005 10 1
            ------------------------------------------------------
                                (CUSIP Number)

    Stephen Cunningham                         David W. Tegeler, Esq.
    Schroders Investment Management Limited    Testa, Hurwitz & Thibeault, LLP
    31 Gresham Street                          125 High Street
    London EC2V 7QA, England                   Boston, MA 02110
    +44 (0) 20 7658-6000                       (617) 248-7000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              September 28, 2001
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 221005101                                      PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

      International Biotechnology Trust plc

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]

      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United Kindom

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,355,837 shares of Common Stock, $.001 par value
                          ("Common Stock")
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,355,837 shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,355,837 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                               Page 2 of 5 pages

     This Schedule 13D Amendment No. 3 ("Amendment No. 3") is an amendment to the Schedule 13D that was filed with the Securities and Exchange Commission ("SEC") on February 9, 1996 and amended by Schedule 13D Amendment No. 1 filed with the SEC on September 24, 1999 and Schedule 13D Amendment No. 3 filed with the SEC on March 8, 2000 (together, the "Original 13D") on behalf of International Biotechnology Trust plc.

     Unless otherwise noted, the information contained in this Amendment No. 3 amends and restates the items below as previously disclosed in the Original 13D. Capitalized terms not defined in this Amendment No. 3 shall have their respective meanings as set forth in the Original 13D.

ITEM 1.    SECURITY AND ISSUER.

     This statement relates to the Common Stock, $.001 par value (the "Common Stock") of Corvas International, Inc., a Delaware corporation (the "Issuer"). The principal executive officers of the Issuer are located at 3030 Science Park Road, San Diego, CA 92121.

ITEM 2.    IDENTITY AND BACKGROUND.

     (a) The undersigned hereby files this Schedule 13D on behalf of International Biotechnology Trust plc, a company organized under the laws of the United Kingdom ("IBT").

     (b) The principal business of IBT is that of a publicly-traded investment trust company.

     (c) The address of the principal business office of IBT is 31 Gresham Street, London, EC2V 7QA, England.

     (d) During the five years prior to the date hereof, neither IBT nor any of its officers or directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the five years prior to the date hereof, neither IBT nor any of its officers or directors were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not Applicable.  Exit Filing.

ITEM 4.    PURPOSE OF TRANSACTION.

     Not Applicable.  Exit Filing.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) Based on a total of 27,468,449 share of Common Stock outstanding (such number is based on the number of securities outstanding as contained in the most recently available filing with the Commissioner of the Issuer) of the Issuer, IBT owns 1,355,837 shares of Common Stock, or approximately 4.9% of the Common Stock outstanding.

     (b) Except as described in Item 6 below, IBT has sole power to vote or direct the voting of and to dispose or to direct the disposition of the shares of Common Stock referred to in paragraph (a) above.


                               Page 3 of 5 pages

     (c) Except as described in this statement, neither IBT nor any of its officers or directors have effected any transaction in the Common Stock in the past 60 days.

     (d) As of September 28, 2001, IBT has ceased to be a beneficial owner of more than five percent of the class of securities of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On November 7, 2000, IBT terminated its contractual agreement with Rothchild Asset Management Limited. Pursuant to a contractual agreement dated as of November 7, 2000, IBT has engaged Schroders Investment Management Limited ("Schroders") to act as its discretionary investment manager. Pursuant to such agreement, Schroders manages the business and assets of IBT, which includes the authority to make decisions regarding the acquisition or disposition of portfolio securities by IBT and to exercise any rights (including voting rights) with respect to such securities. IBT has the right to terminate Schroders' appointment as manager at any time if Schroders commits a material breach of its obligations under the agreement and, if its breach is capable of remedy, fails to make good the breach within 90 days of receipt of notice from IBT requiring it to do so.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

None.



                               Page 4 of 5 pages

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               INTERNATIONAL BIOTECHNOLOGY TRUST PLC


                                            October 12, 2001
                               ------------------------------------------------
                                                Date


                                               /s/ Kate Bingham
                               -------------------------------------------------
                                                 Signature


                               Kate Bingham, General Partner, SVLS (UK) Ltd.
                               -------------------------------------------------
                                                Name/Title



                               Page 5 of 5 pages